Agrivoltaics at Nanjemoy Pastures

Regulation Crowdfunding Form C

Offering Statement

Carbon Country, LLC – Interest-only Development / Construction Debt Note

Target Offering Amount: $350,000

Maximum Offering Amount: $496,000

Interest Rate per Year: 9.5%

Maturity Date: Sixty (60) months after the Issuance Date expected to be on or about May 21, 2026

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Payment Reserve Control Agreement, and any Security/Pledge Agreement attached as exhibits, which govern these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Carbon Country, LLC (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Promissory Note dated February 20, 2026 or such later date as executed at closing is attached as an exhibit, may be updated from time to time by amendment and/or supplemental posting on the Offering Page, and are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage, or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

Carbon Country, LLC, a LLC (the "Company", "Issuer") organized on February 12, 2024 (the "Company") with its principal place of business at 9805 Wilden Lane, Potomac, Maryland, 20854, United States and its website address www.carboncountry.us has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Carbon Country, LLC

By: Mark Smith

Name: Mark Smith

Title: CEO and Co-Founder

Date: February 20, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Carbon Country, LLC. ("Carbon Country, LLC").

About Carbon Country, LLC

Carbon Country is focused on transforming the economics of smallholder farms by adding agrivoltaics (solar over farming) and carbon removal. They improve project economics by stacking uncorrelated income streams on top of tax advantaged rural real estate. Carbon Country owns the land and all of the operating assets and will be rolling them up into a REIT structure.

About the Offering

This offering will support the expansion of Carbon Country's agrivoltaic operations at the Nanjemoy Pastures Farm in Maryland. The project builds upon previously completed solar and battery infrastructure at the site (105 kW solar and 40 kW battery) and advances Carbon Country's strategy of integrating renewable energy production with active agricultural use.

The expansion will fund additional distributed solar capacity and related development costs, including engineering, interconnection, permitting, and construction expenses. The system is designed to generate on-site clean energy while maintaining continued agricultural productivity through sheep grazing beneath the solar array.

Agrivoltaic projects combine renewable energy generation with farmland preservation, enabling:

- Dual-use land efficiency (energy production alongside livestock operations)
- Diversified revenue streams from energy production and agricultural activity
- Enhanced long-term asset value of rural real estate
- Reduced exposure to commodity price volatility

The Nanjemoy project forms part of Carbon Country's broader strategy to aggregate and operate rural energy assets with the long-term objective of rolling stabilized projects into a real estate investment trust (REIT) structure.

This offering provides investors exposure to a specific operating expansion within Carbon Country's agrivoltaic platform.

The Offering

Purpose of the Offering

Carbon Country, LLC's offering aims to raise pre-construction and early construction readiness financing for the Nanjemoy Pastures Farm 2nd Solar Phase (the "596 kW Project"), including interconnection and permitting milestones, contract execution, and establishment of required reserves, as further described below.

Use of Proceeds

The Issuer is seeking to raise $350,000 (the "Target Offering Amount") to $496,000 (the "Maximum Offering Amount"). The Issuer expects to conduct additional, separate offerings in the future to fund later milestone phases of the overall project budget (estimated total construction and related costs of approximately $3.1 million), but this Offering is a standalone offering with a single early-close option (i.e., closing the Offering in its entirety prior to the Offering Deadline).

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$314,212.50	$445,795.00
Origination Fee (5%)	$17,500.00	$24,800.00
Servicing Fee (0.5% annually)	$8,750.00	$12,400.00
Commitment Fee	$1,225.00	$1,225.00
Payment Reserve	$8,312.50	$11,780.00
Total Offering Proceeds	**$350,000.00**	**$496,000.00**

Fees are capitalized, meaning they are paid out of offering proceeds rather than billed separately.
**The servicing fee is the total amount due for the entire term and is held in a custody account until payable.*
***The payment reserve is funded at the issuance date.*

Use of Net Proceeds

Net proceeds from the Note will be used only for the purposes disclosed in this Form C, primarily to fund pre-construction and early construction readiness activities for the Project and related transaction costs.

Primary permitted uses for this Offering are expected to include: (i) engineering and plan refinement; (ii) permitting and local approvals; (iii) interconnection and utility process costs, including studies, fees, deposits, and required upgrades to the extent payable during the Offering period; (iv) execution of key project contracts and milestone deposits consistent with the project schedule including EPC and major equipment procurement deposits if required to maintain schedule; (v) grant administration/compliance costs and reimbursable cost tracking; (vi) insurance, legal, accounting, and offering-related third-party costs; and (vii) establishment and funding of the Payment Reserve Account to the Minimum Reserve Amount as described under "Accounts and Cash Management; Payment Reserve Account."

Prohibited Uses. Unless specifically disclosed and permitted: (1) no dividends or distributions to equity owners from Note proceeds except under agreed baskets and only if covenants are in compliance; (2) no use of proceeds for unrelated acquisitions, speculative investments, or insider loans/repayments; (3) no application of proceeds in a manner that would materially change the risk profile versus what is disclosed in the Form C.

Use of Net Proceeds: Legal & Accounting

Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer.

Financing Terms

Fees - Issuer-Paid. The Issuer expects to pay the following fees in connection with this Offering: (i) a one-time, non-refundable Commitment Fee of $1,225 payable to Climatize intended to cover certain filing and initial escrow facilitator costs; (ii) an Origination Fee equal to 5.00% of gross proceeds payable at closing, with any unused portion of the Commitment Fee credited toward such Origination Fee; (iii) an annual servicing fee equal to 0.50% per annum of gross proceeds for ministerial servicing and investor payment administration during the Term; and (iv) third-party service provider fees including escrow/custody, digital transfer agent, background checks, filing support, and accounting as described in the Offering Documents. These fees are intended to be paid from gross proceeds at closing and/or maintained in the Payment Reserve Account, as applicable, and are further described in the Offering Documents.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Full Name	Title
Mark Smith	CEO and Co-Founder
Josh Phelps	VP and Co-Founder

Mark Smith

Title: Chief Executive Officer, Co-Founder
Employer: Carbon Country, LLC
Employer's Principal Business: Development and operation of agrivoltaic projects and related rural infrastructure projects, including solar development on working farmland.
Dates of Service: Feb 2024 – Present

Mark Smith is the Chief Executive Officer and Co-Founder of Carbon Country. Prior to co-founding Carbon Country, he led international government affairs for Clorox brands and worked in policy and business strategy roles spanning sustainability, trade, and energy innovation.

Education: B.A., Government, College of William & Mary; M.B.A., International Business, Georgetown University.

Josh Phelps

Title: Vice President, Co-Founder
Employer: Carbon Country, LLC
Employer's Principal Business: Development and operation of agrivoltaic projects and related rural infrastructure projects, including solar development on working farmland.
Dates of Service: Feb 2024 – Present

Josh Phelps is a Co-Founder of Carbon Country and serves in an executive role (VP). His experience spans operations, logistics, and project execution, including disaster relief operations and other operational leadership roles.

Education: B.A., English Literature & Language, University of Virginia.

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Type	Ownership
Mark Smith	Limited Liability Company	51%

| Josh Phelps | Limited Liability Company | 41% |

Current Employees

As of the date of this Form C, the issuer currently has two (2) full-time employees.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Promissory Note (fractional interests in a single Note) issued by Carbon Country, LLC to finance pre-construction and early construction readiness for the Project.

- Target Offering Amount: $350,000

- Maximum Offering Amount: $496,000

- Interest Rate: 9.5% per annum (fixed)

- Offering Period: The Offering will be conducted for up to ninety (90) days beginning on February 20, 2026, and ending on May 21, 2026 (the "Offering Deadline"), unless the Issuer elects an early close of the Offering in its entirety after meeting the Target Offering Amount and satisfying the closing conditions described herein (an "Early Close"). The Issuance Date is the date of the closing under the Offering Documents.

- Term: Sixty (60) months from the Issuance Date (the "Maturity Date"). The Note is interest-only during the term. All outstanding principle, together with accrued and unpaid interest, shall be due on the Maturity Date.

The Notes are governed by a Promissory Note and, if applicable in the future, a Subordination Agreement, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 5.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions

Summary Description. This Offering is for a promissory note (the "Note") issued by Issuer in connection with the financing of the Offering. Proceeds of the Note will be used solely for the purposes described in the "Use of Funds" section of this Term Sheet and in the Issuer's Form C filed with the U.S. Securities and Exchange Commission.

Repayment Terms. The Note is structured as an interest-only note with quarterly interest payments during the Term and a balloon principal payment at maturity, as described below and in the Note.

Interest-only payments shall be payable in arrears on January 1, April 1, July 1, and October 1 of each calendar year or the next business day beginning with the first such date following the Issuance Date. A stub period will apply for any initial partial quarter.

Maturity / Balloon Payment: On the Maturity Date (sixty (60) months after the Issuance Date), all outstanding principal, together with any accrued and unpaid interest and other amounts due under the Note, shall be due and payable in full.

Collateral. The Note may be supported by a combination of contractual rights, liens on assets, and pledged accounts, or it may be unsecured. The specific collateral package will be disclosed in this Term Sheet, the security documents, and the Issuer's Form C.

Asset-Based Collateral:

The Note is secured, and collateral includes assets purchased by or development rights secured by Note Proceeds which may include the following:

- Tangible assets (equipment, fixtures, improvements);
- Intangible rights (contracts, permits, development rights, IP);
- Equity interests in project or operating entities;
- Insurance and warranty claims;
- Operating and revenue accounts receiving Project cash flows;
- A Payment Reserve Account or Interest Reserve, sized per the Offering; and
- Other pledged accounts (construction, disbursement, escrow), each potentially subject to account-control agreements.

Collateral can be documented through Collateral assignments of key contracts and rights; security agreements and pledges; and UCC-1 financing statements, fixture filings, and account-control agreements to perfect liens where feasible.

Priority and Limitations. The effective value of collateral will depend on whether the lien is perfected; whether senior creditors have prior liens; and any subordination or intercreditor arrangements.

These relationships are described in the "Security," "Subordination," and "Payment Waterfall / Accounts" sections and in any security and intercreditor documents.

Use of Proceeds Restrictions. Net proceeds from the Note will be used only for the purposes disclosed in the Issuer's Form C and related transaction costs.

Categories of Permitted Uses. Proceeds may be allocated among:

- Project / asset-level expenditures (development, construction, capex, acquisitions, refurbishment);
- Program / Business operating costs directly tied to executing the financed strategy;
- Reserves, including Payment Reserve, Operating Reserve, and other agreed reserves; and
- Transaction and documentation costs, including fees and expenses described in the "Fees and Expenses" section.

Prohibited Uses. Unless specifically disclosed and permitted:

- No dividends or distributions to equity owners from Note proceeds.
- No use of proceeds for unrelated acquisitions, speculative investments, or insider loans/repayments.
- No application of proceeds in a manner that would materially change the risk profile versus what is disclosed in the Form C.

<u>Payment Waterfall</u>. Distributions from the Payment Reserve Account and project cash flows will follow this order of priority:

1. Reimbursement of unpaid administrative or compliance expenses
2. Accrued interest payable to Investors
3. Principal repayment to Investors
4. Replenishment of the Payment Reserve Account
5. Any remaining balance to the Issuer, provided no default exists

Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued interest becomes immediately due and payable with no prepayment penalty. "Change of Control" means the following:

- the sale or other disposition of all or any substantial portion of the Issuer's assets or equity;
- a change in more than fifty percent (50%) of the voting power of the Issuer; or
- any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

<u>Event of Default.</u> Excluding force majeure, "Event of Default" includes, without limitation, the following:

- failure to pay any amount when due;
- breach any material obligation or representation;
- commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary);
- any materially false or misleading statements;
- improper use of Offering proceeds;
- dissolution or disqualification of the Issuer; or
- violation of the Term Sheet or Promissory Note or other Offering Documents.

<u>Notice of Default</u>. Issuer must notify Investors within five (5) days after the occurrence of any default or material adverse event likely to trigger a default.

<u>Remedies</u>. After a 30-day cure period, The Administrative Agent, acting for Investors, may do the following: (1) accelerate the Loan; (2) apply excess cash to principal in accordance with the Payment Waterfall; or (3) restrict or delay payments during a senior lender default or blockage period, if a Subordination Agreement is then in effect. In addition, under the Promissory Note, the Administrative Agent may perfect liens, enforce collateral pledges, take control of the Payment Reserve Account, and pursue other creditor remedies permitted by law.

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No equity upside participation or conversion feature is offered. In bankruptcy or liquidation, Noteholders rank below Senior Lenders, if any are later added, and above equity holders. Repayment is not guaranteed and depends on available cash and enforceable of the Offering Documents.

Limitations on Voting Rights

Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

The Issuer may not modify the Notes after closing. Any material changes prior to closing require investor reconfirmation under Regulation Crowdfunding.

Transfer Restrictions Under Regulation CF

The securities may not be transferred or sold during the first year except:

- to the Issuer;
- to an accredited investor
- as part of a registered offering; or
- to a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers require prior written consent from the Issuer to ensure accurate investor records.

Valuation Methodology

The Notes are issued at par value (principal invested) with an interest rate of 9.5% per annum (fixed), reflecting market terms for pre-construction and early construction readiness financing for distributed energy infrastructure projects, subject to the risks described herein.

Past Exempt Offerings

Date Offering: November 21, 2025 (closed)

Exemption: Regulation Crowdfunding (Securities Act Section 4(a)(6) and Regulation Crowdfunding

Securities Offered: Debt Notes / Promissory Note (fractional interests)

Amount Sold: $112,000

Use of Proceeds: Phase 1 project development and related costs, including permitting, interconnection, and construction readiness expenses.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and were reviewed by an independent accountant and are included in the Appendix.

The disclosure below addresses Carbon Country LLC's historical results of operations, cash flows, liquidity, and capital resources for the period presented, based solely on the Company's reviewed GAAP financial statements and related notes for the short year ended December 31, 2024.

Financial Milestones & Anticipated Revenues

- The Company was formed in Delaware on February 12, 2024.
- The notes state the Company is focused on integrating agrivoltaics, carbon removal, and cryptocurrency mining to create value through renewable energy, regenerative agriculture, and carbon credits.
- The notes state the Company planned to conduct a crowdfunding campaign under Regulation Crowdfunding in 2025 to raise operating capital.
- Revenue for the year ended December 31, 2024, was $0.
- The financial statements do not disclose any anticipated revenues, revenue timing, or whether future revenues would be recurring or non-recurring.

Results of Operations

This discussion of results of operations is based solely on the statement of operations for the short year ended December 31, 2024.

- Revenue: $0 for the year ended December 31, 2024.
- Operating expenses: $215,973 for the year ended December 31, 2024, consisting of general and administrative expenses of $141,870 and depreciation of $74,103.
- Interest expense: $20,154 for the year ended December 31, 2024.
- Net loss: $(236,127) for the year ended December 31, 2024.

Not disclosed in the financial statements: reasons for period changes, drivers of expenses, or any management discussion of operating results.

Cash Flows

- Net cash used in operating activities: $170,024 for the year ended December 31, 2024.
- Net cash used in investing activities: $(779,457) for the year ended December 31, 2024, reflecting purchases of fixed assets of $778,811 and acquisition of a digital asset of $646.
- Net cash provided by financing activities: $1,017,945 for the year ended December 31, 2024, from proceeds from notes payable of $553,799 and capital contributions of $464,146.
- Net increase in cash: $68,464 for the year ended December 31, 2024.
- Cash at end of period: $68,464 as of December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2024:

- Cash and cash equivalents: $68,464.
- Total current assets: $77,110.
- Total current liabilities: $7,706.
- Working capital (current assets minus current liabilities): $69,404 (derived).
- Total assets: $781,818.
- Total liabilities: $553,799, consisting of notes payable of $7,706 classified as current and $546,094 classified as long-term.
- Total equity: $228,019.

Going concern. The notes state that certain conditions indicate substantial doubt about the Company's ability to continue as a going concern. The notes state that, during the next twelve months, the Company intended to finance operations with funds from a crowdfunding campaign and that its ability to continue as a going concern is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet obligations.

Known trends, future funding needs, and management plans beyond the foregoing going-concern disclosure: Not disclosed in the financial statements.

Use of Funds for This Offering

Net proceeds from the Note will be used only for the purposes disclosed in the Issuer's Form C and related Offering Documents.

Capitalization and Indebtedness

Equity.

- Member's contributions: $464,146 as of December 31, 2024.
- Accumulated deficit: $(236,127) as of December 31, 2024.
- Total equity: $228,019 as of December 31, 2024.

Indebtedness (as of December 31, 2024, per the notes).

- Mortgage loan: principal amount $525,000, interest rate 6.00% per annum, maturity May 9, 2029; the notes state the loan is secured by property located at 1900 Sandy Point Road, Nanjemoy, Maryland.
- Farm truck loan: balance $20,765 as of December 31, 2024.

- ATV loan: balance $7,035 as of December 31, 2024.
- Trailer loan: balance $999 as of December 31, 2024 (repaid in early 2025, per the notes).
- Accrued interest: $20,154 as of December 31, 2024.

Subsequent events (disclosed in the notes).

- Commercial balloon note entered January 21, 2025: principal amount $270,000, interest rate 7.50% per annum, maturity January 21, 2028, with monthly payments of $1,887.88 and a balloon structure (30-year amortization; 36-month term).
- Two related-party loans: $17,000 and $6,900, non-interest-bearing, expected to be repaid after the next fund raise in 2025.
- Investment closed in February 2025: $129,500 for issuance of 2,590 Preferred Units.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: www.carboncountry.us.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and
- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Compliance Failures

The Issuer represents that it has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. The Intermediary has not independently verified this representation beyond reasonable checks based on publicly available EDGAR filings and information provided by the Issuer.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on shareholder loans and new financing. Delays in securing follow-on capital could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Agrivoltaics, solar permitting, interconnection, and Maryland program rules may change. Adverse developments could impact project timing, economics, or feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Collateral Liquidity Risk

If any collateral is provided to support the Notes, such collateral may be limited in scope, may be subject to prior liens, and may be difficult or time-consuming to realize upon in an enforcement scenario. As a result, investors could experience a partial recovery or no recovery in a default.

Going Concern

An independent accountant's review report includes an emphasis-of-matter regarding going concern. The notes state that certain conditions indicate substantial doubt that the Company will be able to continue as a going concern, and that continuation is dependent on producing revenues and/or obtaining financing.

No Operating Revenue to Date

The statement of operations reports $0 of revenue for the year ended December 31, 2024. The Company may not generate sufficient revenues to service debt.

Existing Indebtedness and Lien Priority

The Company's notes disclose a $525,000 mortgage loan secured by property at 1900 Sandy Point Road, Nanjemoy, Maryland, and additional indebtedness. Any future indebtedness and any existing liens could limit cash available for Note payments and could be senior in right of payment or collateral recovery.

Dependence on Future Capital Raises

The notes describe reliance on crowdfunding financing to fund operations. If future capital is not raised when needed, project milestones may be delayed and repayment of the Notes may be impaired.

Interconnection and Upgrade Cost Risk

Project economics may be sensitive to interconnection requirements, upgrade scope, and upgrade timing which can be uncertain and can change after studies or utility determinations.

Program and Grant Reimbursement Risk

If any portion of project funding depends on program approvals or reimbursement mechanics, delays, denial, or non-compliance could reduce available funds and affect project completion.

Execution Risk in Early Development

The project is in development and early construction readiness. Permitting, engineering, procurement, and contractor performance risks could delay commercial operations and reduce cash available for debt service.

Digital Asset and Technology Risk

The balance sheet reports a digital asset. Digital asset values can be volatile, and crypto-related activities may be subject to evolving regulation and operational risks.

Interest-Only Structure and Balloon Payment

The Notes pay interest only during the term, with all principal due as a balloon payment at maturity. If the Project fails to secure construction financing or tax equity investment, the Issuer may not have sufficient funds to repay principal at maturity.

No Current Revenue

The Project is not yet operational and does not generate cash flow. Repayment is not supported by ongoing revenues but depends on future financing and successful project advancement.

Use of Funds Risk

Proceeds will fund the purchase of equipment, amongst other things. These activities do not generate revenue and are dependent on the Issuer's ability to raise future capital and execute the Project.

Collateral Liquidity Risk

The collateral securing the Notes will consist primarily of development-stage project assets and equipment-related collateral, including equipment purchased with Offering proceeds and certain related project rights (such as interconnection-related rights and refundable deposits, and assignable project contracts, if any). This collateral may be illiquid, difficult to value, and costly or time-consuming to foreclose upon, store, transport, or sell. In a default or enforcement scenario, the Issuer may be unable to realize sufficient proceeds from the collateral to repay the Notes in full, and Investors could experience a partial recovery or no recovery at all.

Exhibit A – Promissory Note

(The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.00% of gross proceeds payable at closing, plus an annual Servicing Fee equal to 0.50% per annum of gross proceeds for the Term, in each case as described in the Promissory Note. The Issuer also pays a one-time Commitment Fee of $1,225 and certain third-party fees including escrow/custody, filing support, background checks, digital transfer agent, and accounting as disclosed in the Offering Documents.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the investor. An investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow facilitator, until the Offering closes.

Upon closing, the escrow account will be converted to a custody account and will function as the Payment Reserve Account for servicing the Note during the Term, pursuant to written standing instructions and objective conditions specified in the Offering Documents. At closing, disclosed fees and expenses will be paid from gross proceeds, required reserves will be funded, and remaining net proceeds net of the minimum reserve amount will be made available to the Issuer in accordance with the Payment Waterfall and Offering Documents.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Repayment Schedule

The estimated loan repayment schedule can be found in the Tables below (Target and Maximum).

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Target Amount	350,000.00					Days/Year	365	
Funding Date	5/21/26							
Pay #	Pay Date	Beg Balance	Pay Amount	Add Pay	Total Pay	Principal	Interest	Ending Principal
1	7/1/26	350,000.00	3,734.93		3,734.93	-	3,734.93	350,000.00
2	10/1/26	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
3	1/1/27	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
4	4/1/27	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
5	7/1/27	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
6	10/1/27	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
7	1/1/28	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
8	4/1/28	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
9	7/1/28	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
10	10/1/28	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
11	1/1/29	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
12	4/1/29	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
13	7/1/29	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
14	10/1/29	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
15	1/1/30	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
16	4/1/30	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
17	7/1/30	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
18	10/1/30	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
19	1/1/31	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
20	4/1/31	350,000.00	11,780.00		11,780.00	-	11,780.00	350,000.00
21	7/1/31	350,000.00	361,780.00		361,780.00	350,000.00	11,780.00	-
		Total	589,334.93	-	589,334.93	350,000.00	239,334.93	

Maximum Amount	496,000.00					Days/Year	365	
Funding Date	5/21/26							
Pay #	Pay Date	Beg Balance	Pay Amount	Add Pay	Total Pay	Principal	Interest	Ending Principal
1	7/1/26	496,000.00	5,292.93		5,292.93	-	5,292.93	496,000.00
2	10/1/26	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
3	1/1/27	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
4	4/1/27	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
5	7/1/27	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
6	10/1/27	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
7	1/1/28	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
8	4/1/28	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
9	7/1/28	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
10	10/1/28	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
11	1/1/29	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
12	4/1/29	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
13	7/1/29	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
14	10/1/29	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
15	1/1/30	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
16	4/1/30	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
17	7/1/30	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
18	10/1/30	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
19	1/1/31	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
20	4/1/31	496,000.00	11,780.00		11,780.00	-	11,780.00	496,000.00
21	7/1/31	496,000.00	507,780.00		507,780.00	496,000.00	11,780.00	-
		Total	736,892.93	-	736,892.93	496,000.00	240,892.93	

Appendix 3 – Financial Statements

Carbon Country LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year Ended December 31, 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Carbon Country LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 21, 2025

Statement of Financial Position

	As of December 31, 2024
ASSETS	
Current Assets	
Cash and Cash Equivalents	68,464
Digital Asset	646
Inventory	8,000
Total Current Assets	77,110
Non-current Assets	
Vehicle, Equipment, Buildings, and Land, net of Accumulated Depreciation	704,708
Total Non-Current Assets	704,708
TOTAL ASSETS	781,818
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Notes Payable	7,706
Total Current Liabilities	7,706
Long-term Liabilities	
Notes Payable	546,094
Total Long-Term Liabilities	546,094
TOTAL LIABILITIES	553,799
Commitments and Contingencies (See Note 4)	
EQUITY	
Member's Contributions	464,146
Accumulated Deficit	(236,127)
Total Equity	228,019
TOTAL LIABILITIES AND EQUITY	781,818

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 2/12/2024 (Inception)	-	-	-
Capital Contributions	464,146	-	464,146
Net Income (Loss)	-	(236,127)	(236,127)
Ending Balance 12/31/2024	464,146	(236,127)	228,019

Statement of Operations

	Year Ended December 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	141,870
Depreciation	74,103
Total Operating Expenses	215,973
Operating Income (loss)	(215,973)
Other Expense	
Interest Expense	20,154
Total Other Expense	20,154
Earnings Before Income Taxes	(236,127)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(236,127)

Statement of Cash Flows

	Year Ended December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(236,127)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	74,103
Inventory	(8,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	66,103
Net Cash provided by (used in) Operating Activities	(170,024)
INVESTING ACTIVITIES	
Fixed Assets	(778,811)
Digital Asset	(646)
Net Cash provided by (used by) Investing Activities	(779,457)
FINANCING ACTIVITIES	
Proceeds from Notes Payables	553,799
Proceeds from Capital Contributions	464,146
Net Cash provided by (used in) Financing Activities	1,017,945
Cash at the beginning of period	-
Net Cash increase (decrease) for period	68,464
Cash at end of period	68,464

Carbon Country LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Carbon Country LLC ("the Company") was formed in Delaware on February 12th, 2024. The Company is focused on transforming underutilized farmland into resilient, income-generating ecosystems by integrating agrivoltaics, carbon removal, and cryptocurrency mining. The Company creates value through renewable energy, regenerative agriculture, and carbon credits while promoting rural economic empowerment and community-based land ownership.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Digital Asset

As of December 31st, 2024, the Company held approximately $646 in Bitcoin. The Company accounts for Bitcoin as a crypto asset under ASU 2023-08, which requires measurement at fair value with changes recognized in earnings. Bitcoin is classified as a non-cash, indefinite-lived intangible asset and is presented separately on the balance sheet. Fair value is determined based on quoted prices in active markets

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Vehicles	5	59,073	(39,776)	-	19,297
Equipment	5-7	41,697	(27,611)	-	14,086
Buildings	39	419,088	(6,716)	-	412,372
Land	Infinite	251,453	-	-	251,453
Grand Total	**-**	**771,311**	**(74,103)**	**-**	**697,208**

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company received a signed purchase agreement from an investor to purchase 2,590 Preferred Units for total proceeds of $129,500. As of December 31, 2024, the agreement had not been executed and no funds had been received. Accordingly, the commitment did not meet the criteria for recognition as an asset or receivable under U.S. GAAP, as there was no legally enforceable right to receive payment as of the balance sheet date. The transaction closed in February 2025.

NOTE 5 – LIABILITIES AND DEBT

On May 9, 2024, the Company entered into a commercial balloon note totaling $525,000, secured by property located at 1900 Sandy Point Road, Nanjemoy, MD. The note bears interest at 6.00% per annum, with monthly interest-only payments of $2,598 commencing June 9, 2024. The unpaid principal and any accrued interest are due in full on May 9, 2029.

In July of 2024, the Company entered into a vehicle financing agreement to acquire a farm truck for business use. The total amount financed was $22,484, with monthly payments of $532 over a 51-month term, beginning July 1, 2024. The loan bears an annual percentage rate (APR) of 8.84%, with total scheduled payments of $27,146. The total sale price, including a $10,000 down payment, is $37,146. The loan includes a $3,800 service contract and additional fees totaling $3,972. The balance of the loan was $20,765 as of December 31st, 2024.

In July of 2024, the Company entered into a financing agreement to acquire an ATV vehicle. The total amount financed was $5,887, with monthly payments of $159 over a 60-month term, beginning July 15, 2024. The agreement carries a 9.99% annual percentage rate (APR), with total scheduled payments of $9,518. The total sale price, including a $7,000 down payment, was $16,518. The balance was $7,035 as of December 31st, 2024.

The Company entered into a loan in order to purchase a trailer for which they received $2,499. The loan accrued interest at 7.52% had an outstanding balance of $999 as of December 31st, 2024. The loan was repaid in full in early 2025.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	7,706
2026	6,707
2027	6,707
2028	6,373
2029	526,308
Thereafter	-

Debt Summary

				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Mortgage Loan	525,000	6%	5/9/2029	-	525,000	525,000	18,186
Farm Truck Loan	22,484	8.84%	9/1/2028	5,275	15,491	20,765	1,475
ATV Loan	7,467	9.99%	6/15/2029	1,432	5,603	7,035	400
Trailer Loan	2,499	7.52%	6/26/2025	999	-	999	94
Total				7,706	546,094	553,799	20,154

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 21, 2025, the date these financial statements were available to be issued.

On January 21, 2025, the Company entered into a commercial balloon note totaling $270,000, bearing interest at 7.50% per annum. The note is repayable in monthly installments of $1,887.88 beginning February 21, 2025, and continuing on the 21st of each month through January 21, 2028. The remaining principal and any unpaid interest are due in full at maturity on January 21, 2028. The loan carries a balloon structure, with a 30-year amortization schedule but a 36-month term. A late fee of 5% applies to payments made more than five days past due.

Two related parties loaned the Company $17,000 and $6,900. The loans do not accrue interest and are expected to be repaid after the next fund raise in 2025.

In February 2025, the Company closed on an investment of $129,500 for the issuance of 2,590 Preferred Units. See Note 4 for additional details.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.





Appendix 4 – Material Information

WARRIORS

Goal

Agrivoltaics integrates solar with working pastureland, so the same acres can keep producing while also generating clean electricity. At Nanjemoy Pastures, that means adding renewable power without compromising what makes the land valuable. This raise, alongside developer equity, will fund the first three milestones needed to take the project from early development to ready to build. Proceeds will be used to: Launch engineering and permitting by executing key contracts Advance permits and utility interconnection while finalizing the procurement plan Order long lead equipment, including panels, inverters, racking, and core electrical components

Loan Type: INTEREST_ONLY

Payment Cadence: QUARTERLY

Interest: 9.5%

Term: 60 months

Goal: $ 496000

Investors: 0

Minimum Goal: $ 350000

Funded: $ 0

Project Timeline

Cancellation	5/18/2026, 11:59:00 AM
Funding	5/20/2026, 11:59:00 AM
Term Conversion (distributions start)	7/1/2026, 11:59:00 AM
Maturity (distributions end)	7/1/2031, 11:59:00 AM

(all times are local)

Financial Details

This investment consists of a 60-month (5-year) interest-only loan that pays investors quarterly interest at 9.5% per year, scheduled for January 1, April 1, July 1, and October 1 following the funding date.

Nanjemoy, MD

Carbon Country, LLC

Join us in reimagining the future of land. We're combining agrivoltaics (solar over rotationally grazed pasture) and carbon removal to help small and underutilized farms become resilient, income-generating ecosystems. By building a diversified pastureland portfolio, we create value through food, clean energy, and carbon while partnering with rural and historically disadvantaged communities to expand local ownership, training, and pathways to generational wealth.

Team Members

Mark Smith

CEO & Co-Founder

Josh Phelps

VP & Co-Founder

Project Timeline

Cancellation	5/18/2026, 11:59:00 AM
Funding	5/20/2026, 11:59:00 AM
Term Conversion (distributions start)	7/1/2026, 11:59:00 AM
Maturity (distributions end)	7/1/2031, 11:59:00 AM

(all times are local)

Financial Details

This investment consists of a 60-month (5-year) interest-only loan that pays investors quarterly interest at 9.5% per year, scheduled for January 1, April 1, July 1, and October 1 following the funding date.

Financial Documents

No financial documents.

Payment Schedule

No payment schedule generated

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"Accredited Investor" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"Administrative Agent" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"Balloon Payment" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"Change of Control" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"Clawback" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"Collateral" may include assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account.

"Default" means a failure to perform under the terms of the Note, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"Disqualifying Event" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"Early Close" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"Escrow Facilitator" means the third-party provider responsible for holding investor funds until the Offering's close.

"Interest Rate" means the fixed annual interest rate applied to the principal balance of the Note.

"Investor or Noteholder" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"Issuance Date" means the date on which the Offering closes and the Note is issued.

"Issuer" the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 60 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit B.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount, and the Maximum Offering Amount.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit C.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.